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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Advancis Pharmaceutical Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00764L 10 9

(CUSIP Number)

October 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: Bear Stearns Asset Management, Inc. I.R.S. Identification Nos. of above persons (entities only). 06-1135192

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	2,428,552
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	2,428,552

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,428,552

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	10.7%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: Bear Stearns Health Innoventures Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only). 13-4159171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	2,428,552
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	2,428,552

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,428,552

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	10.7%

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Page 3 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: Bear Stearns Health Innoventures, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4169871

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	351,463
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	351,463

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	351,463

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	1.5%

12.	Type of Reporting Person (See Instructions) PN

Page 4 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: Bear Stearns Health Innoventures Offshore, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	289,134
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	289,134

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	289,134

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	1.3%

12.	Type of Reporting Person (See Instructions) PN

Page 5 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: BSHI Members, L.L.C. I.R.S. Identification Nos. of above persons (entities only). 13-4179475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	163,351
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	163,351

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	163,351

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	0.7%

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Page 6 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: Bear Stearns Health Innoventures Employee Fund, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4159175

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	227,987
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	227,987

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	227,987

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	1.0%

12.	Type of Reporting Person (See Instructions) PN

Page 7 of 12 pages

CUSIP NUMBER: 00764L 10 9

1.	Name of Reporting Persons: BX, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned
By Each Reporting	6.	Shared Voting Power	1,396,617
Person With
	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	1,396,617

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,396,617

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)	6.1%

12.	Type of Reporting Person (See Instructions) PN

Page 8 of 12 pages

Item 1.

(a)

Name of Issuer:

Advancis Pharmaceutical Corporation

(b)

Address of Issuer’s Principal Executive Offices

    20425 Seneca Meadows Parkway
Germantown, MD 20876

Item 2.

(a)

Name of Person Filing:

    Bear Stearns Asset Management, Inc.

Bear Stearns Health Innoventures Management, L.L.C.

Bear Stearns Health Innoventures, L.P.

Bear Stearns Health Innoventures Offshore, L.P.

BSHI Members, L.L.C.

Bear Stearns Health Innoventures Employee Fund, L.P.

BX, L.P.

(b)

Address of Principal Business Office or, if none, Residence

    383 Madison Avenue, 28th Floor
New York, NY 10179

(c)

Citizenship:

    Bear Stearns Asset Management, Inc. – New York

Bear Stearns Health Innoventures Management, L.L.C. – Delaware

Bear Stearns Health Innoventures, L.P. – Delaware

Bear Stearns Health Innoventures Offshore, L.P. – Cayman Islands

BSHI Members, L.L.C. – Delaware

Bear Stearns Health Innoventures Employee Fund, L.P. – Delaware

BX, L.P. – Cayman Islands

(d)

Title of Class of Securities

Common Stock, Par Value $0.01 Per Share (“Common Stock”)

(e)

CUSIP Number

00764L 10 9

Page 9 of 12 pages

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

Item 4.

Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Shared

Sole power

Shared

Sole power to

power to

Amount

Percent

to vote or

power to vote

dispose or

dispose or

beneficially

of class

direct the

or direct the

direct the

direct the

Reporting Person

owned

(1)

vote

vote

disposition of

disposition of

     Bear Stearns Asset
Management, Inc.

2,428,552

10.7
%

0

2,428,552

0

2,428,552

     Bear Stearns Health
Innoventures
Management, LLC

2,428,552

10.7
%

0

2,428,552

0

2,428,552

     Bear Stearns Health
Innoventures, L.P.

351,463

1.5
%

0

351,463

0

351,463

     Bear Stearns Health
Innoventures
Offshore, L.P.

289,134

1.3
%

0

289,134

0

289,134

BSHI Members, L.L.C

163,351

0.7
%

0

163,351

0

163,351

     Bear Stearns Health
Innoventures
Employee Fund, L.P.

227,987

1.0
%

0

227,987

0

227,987

BX, L.P.

1,396,617

6.1
%

0

1,396,617

0

1,396,617

(1)

    Based on 22,749,218 shares of common stock, par value $0.01 per share outstanding as of October 15, 2003.

     Bear Stearns Asset Management, Inc. (“BSAM”) is the managing member of
Bear Stearns Health Innoventures Management, L.L.C. (“BSHI Management”), the
general partner of Bear Stearns Health Innoventures, L.P., Bear Stearns Health
Innoventures Offshore, L.P., Bear Stearns Health Innoventures Employee Fund,
L.P. and BX, L.P, and BSHI Management is the managing member of BSHI Members,
L.L.C. Accordingly, BSAM and BSHI Management may be deemed to be a beneficial owner of shares of Common Stock owned of record by Bear Stearns Health
Innoventures, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear
Stearns Health Innoventures Employee Fund, L.P., BX, L.P. and BSHI Members,
L.L.C.

     Elizabeth Czerepak, Michael Aspinwall, Stefan Ryser, Fritz Buhler, Jurgen
Drews, Theodore Slocomb, Aspinwall-Blanker LLC, Czerepak-Adkins LLC and BSAM,
as members of BSHI

Page 10 of 12 pages

Management, may be deemed to share beneficial ownership of
the shares shown as beneficially owned by each Reporting Person. Such persons disclaim such beneficial ownership.

Item 5.

Ownership of Five Percent or Less of a Class

     If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8

Identification and Classification of Members of the Group

     Not applicable.

Item 9.

Notice of Dissolution of Group

     Not applicable.

Item 10.

Certification

     Not applicable

Page 11 of 12 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 7, 2003

BEAR STEARNS ASSET MANAGEMENT, INC.

By:

/s/ Elizabeth A. Czerepak

    Name: Elizabeth A. Czerepak
Title: Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.

By:

/s/ Elizabeth A. Czerepak

    Name: Elizabeth A. Czerepak
Title: Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES, L.P.
BEAR STEARNS HEALTH INNOVENTURES OFFSHORE, L.P.
BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.
BX, L.P.

By:

    Bear Stearns Health Innoventures Management, L.L.C.,
their general partner

By:

/s/ Elizabeth A. Czerepak

    Name: Elizabeth A. Czerepak
Title: Authorized Signatory

BSHI MEMBERS, L.L.C.

By:

    Bear Stearns Health Innoventures Management, L.L.C.,
its managing member

By:

/s/ Elizabeth A. Czerepak

    Name: Elizabeth A. Czerepak
Title: Authorized Signatory

Page 12 of 12 pages